

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via E-mail
Mr. Itamar Zer
Chief Financial Officer
Safecode Drug Technologies Corp
6 Meever HaMiltah Street
Jerusalem 97761, Israel

> **Re: Safecode Drug Technologies Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No.: 000-54656**

Dear Mr. Zer:

We issued comments to you on the above captioned filing on November 25, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 21, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn for

Amanda Ravitz
Assistant Director

cc: John A. Cacchioli, Esq